Manager
Securities Operations

20 Broad Street
New York, NY 10005

tel: 212.656.5026
fax: 212.656.5893
pmadho@nyse.com

Certify

NYSE

02012094

1-1225

RECD S.E.C.
JAN 10 2002
071

January 10, 2002

Ms. Krista M. Hughes
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 1004 -- STOP/1-4
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Dear Ms. Hughes:

The New York Stock Exchange certifies approval for listing and registration under the Securities Exchange Act of 1934, American Home Products Corporation, Series A Junior Participating Preferred Stock and requests immediate acceleration of registration. Adequate distribution assured. Form 8-A/A (Amendment No. 2) received on January 10, 2002.

Sincerely,

Paras Madho